Exhibit 23.3

Consent of Independent Auditors
We consent to the incorporation by reference in this Registration Statement on Form S-4 of Calumet Specialty Products Partners, L.P. of our report dated March 30, 2012 (except for Note 9 which is dated June 5, 2012) with respect to the balance sheets of Royal Purple, Inc. as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 appearing in the Form 8-K of Calumet Specialty Products Partners, L.P. dated June 21, 2012 which is incorporated by reference in this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.
/s/ Briggs & Veselka Co.
Houston, Texas
December 4, 2012